Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES NOTICE FROM NASDAQ REGARDING MINIMUM BID PRICE REQUIREMENT

LAVAL, Quebec (December 31, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that on December 29, 2010 it received notice from the Listings Qualifications Department of The Nasdaq Stock Market (Nasdaq) that the closing bid price of the Company's common shares was below the minimum requirement of US$1.00 per share for 30 consecutive business days and the Company was therefore not in compliance with Nasdaq Listing Rules.

The notification has no impact at this time on the listing of Labopharm's common shares on The Nasdaq Capital Market and Labopharm’s common shares will continue to trade on The Nasdaq Capital Market under the symbol “DDSS”. The notification also has no impact on the listing of the Company’s common shares on the Toronto Stock Exchange and the Company’s common shares will continue to trade on the Toronto Stock Exchange under the symbol “DDS”.

Labopharm has been provided a period of 180 calendar days, or until June 27, 2011, to regain compliance with the minimum closing bid price requirement. Labopharm can regain compliance if the closing bid price of its common shares is US$1.00 or higher for a minimum of ten consecutive business days during the compliance period.

If Labopharm does not re-establish compliance by June 27, 2011, Nasdaq will provide written notification to the Company that its common shares are subject to delisting. At that time, the Company may be eligible for an additional 180 calendar day compliance period if it meets the initial listing standards, with the exception of minimum closing bid price, for The Nasdaq Capital Market, and it provides a written plan to re-establish compliance during the second grace period.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S. Labopharm’s third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

This press release contains forward-looking statements, including those relating to Nasdaq de-listing procedures, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com